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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                            CECO Environmental Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   001-858-109
                    ----------------------------------------
                                 (CUSIP Number)
                                Phillip DeZwirek
                        505 University Avenue, Suite 1400
                         Toronto, Ontario CANADA M5G 1X3
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 14, 1998
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                     PAGE  2   OF  6  PAGES
         ------------                                          ---     ---
===============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Icarus Investment Corp.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

                  00 (no change of ownership is reported)
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

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6        CITIZENSHIP OR PLACE OR ORGANIZATION



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  NUMBER OF                         7        SOLE VOTING POWER
  SHARES
BENEFICIALLY                        1,334,360
 OWNED BY                           -------------------------------------------
   EACH                             8        SHARED VOTING POWER
 REPORTING
PERSON WITH
                                    -------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            1,334,360
                                    -------------------------------------------
10       SHARED DISPOSITIVE POWER


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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,334,360
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  15.91%
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14       TYPE OF REPORTING PERSON

                  CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D
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CUSIP NO. 001-858-109                                    PAGE  3   OF  6  PAGES
          -----------                                         ---     ---
===============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Phillip DeZwirek
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

                  PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

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6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Canadian citizen

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NUMBER OF                  7        SOLE VOTING POWER
  SHARES
BENEFICIALLY                        1,255,497
 OWNED BY                           -------------------------------------------
   EACH                    8        SHARED VOTING POWER
 REPORTING
PERSON WITH                         1,334,360
                                    -------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    1,255,497
                                    -------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    1,334,360
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,589,857
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.87%
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14       TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                     PAGE  4   OF  6  PAGES
          -----------                                          ---     ---
===============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jason Louis DeZwirek
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS*

                  00 (no change of ownership is reported)
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

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6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Canadian citizen
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NUMBER OF                  7        SOLE VOTING POWER
  SHARES
BENEFICIALLY                        1,598,666
 OWNED BY                           -------------------------------------------
   EACH                    8        SHARED VOTING POWER
 REPORTING
PERSON WITH                         1,334,360
                                    -------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    1,598,666
                                    -------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    1,334,360
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,001,026
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      / /
         EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.77%
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14       TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 001-858-109                                     PAGE  5   OF  6  PAGES
          -----------                                          ---     ---

         Amendment No. 5 to Schedule 13D filed by Icarus Investment Corp. ("Icarus"), Phillip DeZwirek, Jason Louis DeZwirek relating to the issuance of warrants to purchase 250,000 shares of common stock of CECO Environmental Corp. ("CECO") to Phillip DeZwirek.

Items 3-5 inclusive for Phillip DeZwirek.

Item 3.  Source and Amount of Funds or Other Considerations.

         Phillip DeZwirek purchased the warrants to purchase 250,000 shares of common stock of CEC with his personal funds.

Item 4.  Purpose of Transaction.

         Phillip DeZwirek purchased the warrants to purchase 250,000 shares of common stock of CEC for investment and for purposes of control of CEC.

Item 5.  Interest in Securities of the Issuer.

         (a) Phillip DeZwirek is deemed to beneficially own all 1,334,360 shares of common stock of CEC owned by Icarus and the 5,497 shares of CEC that he owns directly and the securities underlying the warrants to purchase 1,250,000 shares of common stock of CEC, which represents 26.87% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 1,250,000 shares of common stock of CEC). Of such amount 13.84% is attributable to Mr. DeZwirek's ownership of shares of common stock of CEC indirectly through Icarus and 13.03% is attributable to Mr. DeZwirek's direct ownership of shares of common stock of CEC.

         (b) As a result of Phillip DeZwirek being the Chief Executive Officer and a 50% shareholder of Icarus, Mr. DeZwirek controls Icarus. Phillip DeZwirek has shared voting power and shared dispositive power with respect to the 1,334,360 shares of common stock of CEC owned by Icarus. Such power is shared with Jason DeZwirek. Phillip DeZwirek has sole voting and sole dispositive power with respect to the 5,497 shares of common stock of CEC and the warrants to purchase 1,000,000 shares of common stock of CEC and warrants to purchase 250,000 shares of common stock of CEC that he owns directly.

         (c) Phillip DeZwirek has not engaged in any transaction in common stock of CEC, except as follows: on September 14, 1998, Phillip DeZwirek purchased from CEC warrants to purchase 250,000 shares of common stock of CEC for an aggregate purchase price of $10.00, or $.00004 per warrant. The exercise price of each warrant is $1.625 per share. Mr. DeZwirek has served as the Chief Executive Officer and Chief Financial Officer of CEC for many years without salary. The issuance of the warrants to Mr. DeZwirek was authorized by the Board of Directors of CEC.

         (d) Phillip DeZwirek controls Icarus. He owns 50% of the outstanding stock of Icarus. Mr. Jason Louis DeZwirek is the only person other than Phillip DeZwirek who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CEC owned by Icarus. Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the shares of the common stock of CEC, including the common stock underlying the 1,250,000 warrants to purchase common stock of CEC, owned directly by him. The interests of Icarus, Phillip DeZwirek and Jason DeZwirek in the common stock of CEC relate to more than 5% interests in the common stock of CEC.

         (e)      Not applicable.

                  None

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CUSIP NO. 001-858-109                                     PAGE  6   OF  6  PAGES
          -----------                                          ---     ---

                                   Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 1998                   ICARUS INVESTMENT CORP.


                                                  By:  /s/ Phillip DeZwirek
                                                       -------------------------
                                                       Phillip DeZwirek
                                                       Chief Executive Officer


                                                       /s/ Phillip DeZwirek
                                                       -------------------------
                                                       Phillip DeZwirek


                                                       /s/ Jason Louis DeZwirek
                                                       -------------------------
                                                       Jason Louis DeZwirek